UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

ARI NETWORK SERVICES, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

1930205

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

Copy to:

Jeffrey S. Tullman, Esq.

Kane Kessler, P.C.

1350 Avenue of the Americas, 26th Floor

New York, New York 10019

(212) 541-6222

June 22, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

SCHEDULE 13D/A

CUSIP No. 1930205	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 200,464 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 200,464 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,464 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No. 1930205	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 311,531 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 311,531 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,531 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No. 1930205	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 181,188 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 181,188 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,188 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D/A

CUSIP No. 1930205	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 511,995 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 511,995 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,995 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 1930205	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 181,188 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 181,188 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,188 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D/A

CUSIP No. 1930205	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 693,183 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 693,183 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,183 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 1930205	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 693,183 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 693,183 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,183 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This Amendment No. 9 to Schedule 13D relates to the Common Stock, $.001 value per share (the “Common Stock”), of Ari Network Services, Inc., a Wisconsin corporation (the “Issuer”). This Amendment amends and supplements the Items set forth below of the Wynnefield Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on March 18, 2013 (Accession Number: 0001144201-13-018009), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on April 15, 2013 (Accession Number: 0001144204-13-022301), Amendment No. 2 filed with the Securities and Exchange Commission on April 18, 2013 (Accession Number: 0001144204-13-022671), Amendment No. 3 filed with the Securities and Exchange Commission on July 8, 2013 (Accession Number: 0001144204-13-038615), Amendment No. 4 filed with the Securities and Exchange Commission on July 30, 2013 (Accession Number: 0001144204-13-042231), Amendment No. 5 filed with the Securities and Exchange Commission on December 1, 2014 (Accession Number: 0001144204-14-071659), Amendment No. 6 filed with the Securities and Exchange Commission on December 5, 2014 (Accession Number: 0001144204-14-072415), Amendment No. 7 filed with the Securities and Exchange Commission on May 15, 2015 (Accession Number: 00001144204-15-031631) and Amendment No. 8 filed with the Securities and Exchange Commission on June 12, 2015 (Accession Number: 00001144204-15-03961) (collectively, the “Statement”). Terms defined in the Statement are used herein with the same meaning. The Reporting Persons are filing this Amendment to report additional purchases of shares of Common Stock of the Issuer through the exercise of warrants.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The securities reported in this Statement as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of $1,068,930 (excluding brokerage commissions). All such funds were provided from the working capital of the Wynnefield Reporting Persons which directly beneficially own such securities. Sales of shares have been deducted from purchase price based on a first in, first out basis.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

(a), (b) and (c). As of June 22, 2015, the Wynnefield Reporting Persons beneficially owned in the aggregate 693,183 shares of Common Stock, constituting approximately 4.1% of the outstanding shares of Common Stock (the percentage of shares being based upon 16,909,055 shares of Common Stock outstanding as of June 9, 2015 based on the Issuer’s most recent Form 10-Q for the quarter ended April 30, 2015 filed with the Securities and Exchange Commission on June 15, 2015).

The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Shares	Percentage of Outstanding Shares
Partners Partners I Offshore	200,464 311,531 181,188	1.2% 1.8% 1.1%

WCM is the sole general partner of Partners and Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Partners and Partners I beneficially own. WCM, as the sole general partner of Partners and Partners I, has the sole power to direct the voting and disposition of the Common Stock that Partners and Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, has the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Offshore beneficially owns. WCI, as the sole investment manager of Offshore, has the sole power to direct the voting and disposition of the Common Stock that Offshore beneficially owns. Each of Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as an executive officer of WCI, has the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 693,183 shares of Common Stock, constituting approximately 4.1% of the outstanding shares of Common Stock (the percentage of shares being based upon 16,909,055 shares of Common Stock outstanding as of June 9, 2015 based on the Issuer’s most recent Form 10-Q for the quarter ended April 30, 2015 filed with the Securities and Exchange Commission on June 15, 2015).

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

The Wynnefield Reporting Persons have sold shares of Common Stock during the last 60 days in open market transactions as follows (prices do not reflect brokerage commissions).

Name	Date	Number of Shares	Price Per Share
Partners I	4/28/2015	24,327	3.24
Partners I	4/29/2015	56,933	3.24
Partners I	5/7/2015	15,533	3.20
Partners I	5/8/2015	22,990	3.20
Partners I	5/11/2015	3,342	3.20
Partners I	5/12/2015	2,176	3.20
Partners I	5/13/2015	18,911	3.20
Partners I	5/15/2015	489	3.20
Partners I	5/18/2015	78	3.20
Partners I	5/29/2015	7,440	3.20
Partners I	6/2/2015	615	3.20
Partners I	6/9/2015	3,144	3.21
Partners I	6/10/2015	4,066	3.20
Partners I	6/12/2015	22,632	3.20
Partners I	6/16/2015	4,946	3.20

Partners	4/28/2015	14,626	3.24
Partners	4/29/2015	34,238	3.24
Partners	5/7/2015	9,318	3.20
Partners	5/8/2015	13,787	3.20
Partners	5/11/2015	2,005	3.20
Partners	5/12/2015	1,306	3.20
Partners	5/13/2015	11,348	3.20
Partners	5/15/2015	8,845	3.20
Partners	5/18/2015	47	3.20
Partners	5/21/2015	509	3.20
Partners	5/27/2015	437	3.20
Partners	5/29/2015	4,466	3.20
Partners	6/2/2015	369	3.20
Partners	6/9/2015	1,881	3.21
Partners	6/10/2015	2,432	3.20
Partners	6/12/2015	13,535	3.20
Partners	6/15/2015	726	3.25
Partners	6/16/2015	2,959	3.20
Partners	6/18/2015	601	3.20
Partners	6/19/2015	317	3.20
Partners	6/22/2015	91	3.20
Partners	6/24/2015	180	3.20

Offshore	4/28/2015	9,096	3.24
Offshore	4/29/2015	21,344	3.24
Offshore	5/7/2015	5,829	3.20
Offshore	5/8/2015	8,604	3.20
Offshore	5/11/2015	1,253	3.20
Offshore	5/12/2015	818	3.20
Offshore	5/13/2015	7,107	3.20
Offshore	5/14/2015	8,511	3.20
Offshore	5/15/2015	5,540	3.20
Offshore	5/18/2015	30	3.20
Offshore	5/21/2015	318	3.20
Offshore	5/27/2015	274	3.20
Offshore	5/28/2015	2,092	3.20
Offshore	5/29/2015	2,798	3.20
Offshore	6/1/2015	2,399	3.20
Offshore	6/2/2015	231	3.20
Offshore	6/5/2015	4,415	3.20
Offshore	6/8/2015	1,297	3.21
Offshore	6/9/2015	1,184	3.21
Offshore	6/10/2015	1,533	3.20
Offshore	6/11/1205	10,460	3.20
Offshore	6/12/2015	8,533	3.20
Offshore	6/15/2015	457	3.25
Offshore	6/16/2015	1,864	3.20
Offshore	6/18/2015	379	3.20
Offshore	6/19/2015	199	3.20
Offshore	6/22/2015	57	3.20
Offshore	6/24/2015	113	3.20

(d)	Not Applicable.

(e)	On June 22, 2015, the Wynnefield Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2015

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC, General Partner

By: /s/ Nelson Obus

Nelson Obus, Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC, General Partner

By: /s/ Nelson Obus

Nelson Obus, Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually